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GAMCO Investors, Inc.

February 5, 2009

CONFIDENTIAL

James V. Mazzo
Advanced Medical Optics, Inc.
1700 E. St. Andrew Place
Santa Ana, CA 92705

Dear Mr. Mazzo:

We understand that a question has arisen with respect to the beneficial ownership by GAMCO Investors, Inc. and its Affiliates and Associates (collectively "GAMCO") of shares of common stock, par value $0.01 per share (the "Common Stock"), of Advanced Medical Optics, Inc., a Delaware corporation ("EYE"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the rights agreement, dated as of June 24, 2002 (as amended or supplemented, the "Rights Agreement"), by and between EYE and Mellon Investor Services, as rights agent. Capitalized terms used herein without definition shall have the meanings assigned to them in the Rights Agreement.

As reflected in Amendment No. 7 to Schedule 13D filed on behalf of GAMCO on January 28, 2009 (as amended or supplemented, the "Schedule 13D"), GAMCO had 7,502,604 shares of Common Stock over which GAMCO exercises sole voting and dispositive power (which amount includes 55,150 shares which would be receivable by GAMCO if it was to convert all of the convertible securities held by GAMCO into Common Stock of the Issuer), representing approximately 12.15% of the 61,728,523 issued and outstanding shares of Common Stock (as of January 14, 2009). In addition, sole voting and dispositive power over 2,597,041 shares is exercised by the independent proxy voting committees of the registered investment companies within the GAMCO/Gabelli family of funds that hold the ownership of those shares.

Therefore, based on prior and current legal advice, GAMCO is of the view that it is not and was not the Beneficial Owner of 15% or more of the outstanding Common Stock. Accordingly, GAMCO had no actual knowledge of the consequences of such Beneficial Ownership under the Rights Agreement. In addition, none of GAMCO, its Affiliates or its Associates has any intention of changing or influencing control of EYE . Although GAMCO continues to be of the view that it is not and was not the Beneficial Owner of Common Stock over which the independent proxy voting committees exercise sole voting and dispositive power, GAMCO understands that the board of directors of EYE may determine in good faith that if and to the extent GAMCO became an Acquiring Person under the terms and conditions of the Rights Agreement, GAMCO did so inadvertently. In that regard, the GAMCO portfolio managers have advised that their clients have full positions in the Common Stock, have no further intention to purchase additional shares of the Common Stock, and in fact have already sold shares for certain clients to meet liquidity and other requirements and will continue to do so. They also have advised that they intend to tender their clients' shares in the tender offer or otherwise divest any such excess shares as promptly as practicable. In addition, if asked, GAMCO would advise the proxy voting committees to tender the shares in their control as well.

Very truly yours,

GAMCO INVESTORS, INC.

By: _____
Peter D. Goldstein
Director of Regulatory Affairs